Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 7, 2008

RICHARD NESBITT TO LEAVE TSX GROUP

Chief Executive Moves to Pursue New Opportunity In

Canadian Financial Services

JANUARY 7, 2008 (TORONTO) -- TSX Group Inc. today announced the resignation of Chief Executive Officer, Richard Nesbitt to pursue a new opportunity in Canadian financial services.

Mr. Nesbitt will be continuing in his role at TSX Group until February 27, 2008. The Board of Directors of TSX Group will be making additional announcements regarding leadership at TSX Group in due course.

Wayne Fox, Chair of TSX Group Inc., said, "We wish Richard every success in the next stage of his career. He has been a leader during tremendous change in the organization. He leaves behind a strong management team that will continue to execute on the organization's growth strategy as it has in the past."

About TSX Group Inc. (TSX-X)

TSX Group operates Canada's two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, Natural Gas Exchange (NGX), a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan Brokers Limited, the country's first fixed income inter-dealer broker. TSX Group also owns The Equicom Group Inc., a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with or furnished to the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX plans to file a management information circular with Canadian provincial securities regulators and TSX Group intends to file a registration statement with the United States Securities and Exchange Commission (“SEC”) which will include the management information circular or to

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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furnish the management information circular to the SEC pursuant to an exemption from registration. Investors and security holders are urged to read the management information circular regarding the proposed business combination when this document becomes available because it will contain important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular when it becomes available on SEDAR at www.sedar.com and a free copy of the registration statement and/or the management information circular when it becomes available on the SEC's website at www.sec.gov. The management information circular may also be obtained for free, once it has been mailed to MX shareholders, on MX's website www.m-x.ca or by directing a request to MX.

Steve Kee, Director, Corporate Communications, TSX Group Inc., Toronto Office, (416) 947-4682, Toll Free 1-888-873-8392, Cellular (416) 358-3714, Vancouver Office (604) 602-6902, Calgary Office (403) 218-2892, steve.kee@tsx.com.

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